SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 18, 2003



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927   **43-1857213**

(Commission File Number)   *(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 7. EXHIBITS.

The following exhibit is not filed but furnished pursuant to Item 9:

Exhibit
Number   Description

99.1   Press release dated June 18, 2003. *

   * furnished herewith

ITEM 9. REGULATION FD DISCLOSURE

On Wednesday, June 18, 2003, Charter Communications, Inc. announced approval from its lenders to amend the Charter Communications Operating, LLC $5.2 billion senior secured credit facilities agreement. The closing of the amendment was consummated on June 19, 2003. The entirety of the press release appearing in Exhibit 99.1 hereto is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
Registrant

Dated: June 19, 2003

By: /s/ Steven A. Schumm
Name: Steven A. Schumm
Title: Executive Vice President and Chief Administrative Officer and Interim Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit
Number   Description

99.1   Press release dated June 18, 2003 (furnished pursuant to Item 9).

Exhibit 99.1



NEWS

FOR RELEASE: Wednesday, June 18, 2003

CHARTER COMMUNICATIONS CREDIT AGREEMENT
AMENDMENT APPROVED

St. Louis, MO - Charter Communications, Inc. (Nasdaq:CHTR) today announced approval from its lenders to amend the Charter Communications Operating, LLC $5.2 billion senior secured credit facilities agreement.

The amendment permits the creation of intermediate holding companies in Charter's corporate structure between Charter Communications Holdings, LLC, and the bank borrower, Charter Communications Operating, LLC. In connection with the amendment, Charter is also contributing the equity of certain subsidiaries (i.e., CC VI, CC VII and CC VIII) to Charter Communications Operating, LLC. The creation of the intermediate holding companies was contemplated by the previously announced commitment from Vulcan Inc. for a backup credit facility of up to $300 million which provides additional capacity to ensure compliance with certain financial covenants under existing credit facilities. The Vulcan Inc. commitment is described more fully in Charter Communications, Inc.'s Form 10-K filed with the Securities and Exchange Commission.

About Charter Communications

Charter Communications, A Wired World Company™, is the nation's third-largest broadband communications company. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform via Charter Digital Cable® brand and high-speed Internet access marketed under the Charter Pipeline® brand. Commercial high-speed data, video and Internet solutions are provided

under the Charter Business Networks® brand. Advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at www.charter.com.

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Contacts:

Media	Analysts
Deb Seidel	Mary Jo Moehle
314-543-5703	314-543-2397
dseidel@chartercom.com	mmoehle@chartercom.com

Cautionary Statement Regarding Forward-Looking Statements:

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this news release may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated," and "potential," among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release are set forth in reports or documents that we file from time to time with the United States Securities and Exchange Commission, or the SEC, and include, but are not limited to:

- *our ability to sustain and grow revenues and cash from operations by offering video and data services and to maintain a stable customer base, particularly in the face of increasingly aggressive competition from other service providers;*
- *our ability to comply with all covenants in our credit facilities and indentures, any violation of which would result in a violation of the applicable facility or indenture and could trigger a default of other obligations under cross default provisions;*
- *availability of funds to meet interest payment obligations under our debt and to fund our operations and necessary capital expenditures, either through cash from operations, further borrowings or other sources;*
- *any adverse consequences arising out of the recent restatement of our financial statements;*
- *the results of the pending grand jury investigation by the United States Attorney's Office for the Eastern District of Missouri, the pending SEC investigation and the putative class action and derivative shareholders litigation against us;*
- *the cost and availability of funding to refinance the existing debt that becomes due commencing in 2005;*
- *our ability to achieve free cash flow;*
- *our ability to obtain programming at reasonable prices;*
- *general business conditions, economic uncertainty or slowdown and potential international conflict;*
- *the impact of any armed conflict, including loss of customers in areas with large numbers of military personnel; and*
- *the effects of governmental regulation on our business.*